

Mail Stop 3720

April 3, 2009

Mr. Thomas Bartlett
Chief Financial Officer
American Tower Corporation
116 Huntington Avenue
Boston, Massachusetts 02116

   Re: **American Tower Corporation**
     Form 10-K for Fiscal Year Ended December 31, 2008
     Filed February 26, 2009
     File No. 1-14195

Dear Mr. Bartlett:

   We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

Liquidity and Capital Resources, page 37

Factors Affecting Sources of Liquidity, page 43

1.   We note that you disclose the required ratios for your material debt covenants associated with the revolving credit facility and term loan. In future filings, please disclose and explain the actual ratios as of each reporting date. In addition, please provide similar disclosures for your other material debt agreements.

Restrictions Under Notes Indentures, page 44

2.   We note your disclosure that the agreements governing the terms of the loan agreement related to the securitization transaction significantly limit the ability of your subsidiaries to make distributions to you. In future filings, please expand this disclosure to quantify the effect of this limitation on your cash flows. Explain the extent to which you currently rely on the cash flows from these subsidiaries and the circumstances under which these distributions would be limited.

Critical Accounting Policies and Estimates, page 45

Goodwill – Assets Not Subject to Amortization, page 47

3.   In light of the significance of your goodwill balance, please provide comprehensive disclosure in your critical accounting policies regarding your impairment testing policy. This disclosure should provide investors with sufficient information about management's insights and assumptions with regard to the recoverability of goodwill. Please disclose, in future filings, a more detailed description of the steps you perform to review goodwill for recoverability and describe the nature of the valuation techniques you employed in performing the impairment tests.

Consolidated Financial Statements

Note 3. Goodwill and Other Intangible Assets, page F-16

4.   We note at page F-15 that you revised the estimated useful lives of your towers and certain related intangible assets. Explain to us in quantified detail the nature

of the "certain related intangible assets" and why you believe it was appropriate to revise the useful life of these intangible assets. Include in your response a description of the factually based evidence relied upon by management as support for the revised useful life of the intangible assets.

5.   Explain to us in detail how you are accounting for acquired customer contracts, acquired leases for land under towers, and your customer relationship intangible assets. With respect to customer contracts and acquired land leases, tell us if you are tracking these assets on a contract by contract basis or have you pooled them for accounting purposes. If you have pooled these intangible assets for accounting purposes, please explain to us (a) how they are pooled, (b) your basis in GAAP for pooling them, (c) how you have estimated the useful life of the pools of assets, and (d) your basis for amortizing the pooled assets using the straight-line method, if applicable.

6.   Disclose, in future filings, your method of amortizing each type of intangible asset and the assigned useful life by type of intangible asset.

Note 11. Income Taxes, page F-27

7.   We note that you recorded an income tax benefit of $110.1 million related to losses associated with your investment in Verestar. Please clarify the nature of this benefit and explain the timing of its recognition. In this regard, it is unclear to us why you recognized the benefit in your financial statements during the period in which Verestar was liquidated instead of the period in which you ceased consolidating it. In addition, please address the following items:
   • Clarify the nature of the FIN 48 reserve of $35.7 million associated with this deduction.
   • Tell us whether you had recorded any deferred tax effects associated with this deduction in the period in which you deconsolidated Verestar.
   • Provide us with the journal entries you recorded to reflect the tax benefit and related FIN 48 reserve.
   • Clarify your disclosure on the face of the consolidated statement of operations, which indicates that you recognized an income tax benefit associated with discontinued operations of $107.9 million.

*   *   *   *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information.

Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Melissa Hauber, Senior Staff Accountant, at (202) 551-3368 or Robert S. Littlepage, Jr., Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, Jr.

/for/ Larry Spirgel
Assistant Director